August 19, 2010

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3010

Washington, D.C. 20549-7010

Attn:	Ms. Linda Van Doorn – Senior Assistant Chief Accountant

Division of Corporation Finance

Re:	ERP Operating Limited Partnership (the “Partnership” or “Operating Partnership”)

File Nos. 000-24920

Form 10-K for the year ended 12/31/2009

Filed 2/25/2010

Dear Ms. Van Doorn:

This letter is in response to your letter dated July 22, 2010 (the “July Letter”), which responded to our letter of May 27, 2010 (the “May Response Letter”). Capitalized terms used herein and not defined shall have the same meaning as defined in the May Response Letter and, if not defined therein, in the Notes to Consolidated Financial Statements of the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2009.

Form 10-K for the year ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.	We have considered your response to comment one and note that your secured mortgage financing in 2008 and 2009 with Fannie Mae and Freddie Mac related to your proactive approach to debt refinancing in light of the issues in the credit market at that time. To the extent material, please confirm that in future filings, you will quantify the positive effect on your recorded interest expense for 2008 and 2009 and subsequent periods related to your debt refinancing.

To the extent material, the Partnership discusses fluctuations in interest expense from continuing operations (including any caused by new debt financings) in the period comparisons provided in the Results of Operations section of Management’s Discussion and Analysis of Financial Condition and Results of Operations. Generally, the specific rate on any individual financing does not have a material impact on the Partnership’s overall interest expense as the Partnership carried approximately $9.7 billion of debt at June 30, 2010. The Partnership’s disclosure generally comments on how the effective interest rate across its entire debt load impacts interest expense, which the Partnership believes to be more meaningful than how one or two individual financings impact results. The Partnership confirms it will continue to provide this disclosure in the Results of Operations section. The Partnership also confirms that, to the extent material, it will quantify the effect on recorded interest expense related to debt refinancings in the Results of Operations section.

Ms. Linda Van Doorn

August 19, 2010

Note 2 – Summary of Significant Accounting Policies

Impairment of Long-Lived Assets, page F-13 and F-14

2.	We have considered your response to comment three and note your proposed revisions. Please clarify whether your revised impairment policy would have resulted in material differences to your financial statements compared to your previous impairment policy. Your response should quantify any differences.

The Partnership’s proposed disclosure changes only the description of the Partnership’s impairment policy, not the impairment policy itself. As a result, this proposed change did not have any impact on the amounts previously reflected in the Partnership’s financial statements nor should it have any impact in the future.

The Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.

Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact any of the undersigned at 312-474-1300.

Sincerely,

ERP Operating Limited Partnership
By Equity Residential, its General Partner

/s/ Mark J. Parrell
Mark J. Parrell
Executive Vice President and
Chief Financial Officer

/s/ Ian S. Kaufman
Ian S. Kaufman
Senior Vice President and
Chief Accounting Officer

CC:	Philip Childs, Ernst & Young LLP

Gregory Hayes, DLA Piper LLP (US)